SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 1, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K its Report of Statutory Auditors, the Half Year Mangement Report and Interim Condensed Consolidated Financial Statements for the Six Month Period ended June 30, 2004.

PricewaterhouseCoopers Audit	Mazars & Guérard
Le Vinci
32, rue Guersant	4, Allée de l’Arche
75017 Paris	92075 Paris la Défense

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

REVIEW REPORT OF STATUTORY AUDITORS ON INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004

(UNAUDITED)

To the Shareholders of Groupe Danone

17, boulevard Haussmann

75009 Paris

Ladies and Gentlemen,

As statutory auditors of your company, we have reviewed the accompanying interim condensed consolidated financial statements of Groupe Danone and consolidated subsidiaries (together the “Group”) as of June 30, 2004 and for the six-month period then ended, presented in Euros.

These interim condensed consolidated financial statements have been approved by the Group’s Board of Directors. Our role is to report on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require us to perform limited procedures, substantially less in scope than an audit, to obtain reasonable assurance about whether the interim condensed consolidated financial statements are free of material misstatement. A review does not include all procedures that should have been performed for an audit, but consists principally of applying analytical procedures and obtaining sufficient information from the Group’s management and any other competent person.

Based on our review, we are not aware of any material modification that should be made to the interim condensed consolidated financial statements, for them to give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

In accordance with professional standards applicable in France, we have also verified the information given in the group interim management report. We have no matters to report regarding its fair presentation and conformity with the interim condensed consolidated financial statements.

Paris and Paris La Défense, September 8, 2004

The statutory Auditors

PricewaterhouseCoopers Audit		Mazars & Guérard

Eric Bulle	Olivier Lotz	Thierry Colin	Loïc Wallaert

GROUPE DANONE

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004

Groupe Danone’s half-year management report for the six month period	3

Consolidated statements of income for the six month period	5

Consolidated balance sheets at June 30	6

Consolidated cash flow statements for the six month period	7

Notes to the condensed interim financial statements	8

GROUPE DANONE’S HALF YEAR MANAGEMENT REPORT – JUNE 2004

During the first half of 2004 Groupe Danone achieved very strong sales growth at constant exchange rates and scope of consolidation, leading to a significant increase in its profitability.

This performance demonstrates the efficiency of Groupe Danone’s growth model, based on strong leader positions in its three core businesses, a balanced geographical presence in the steadily growing European market and in dynamic emerging markets, and powerful brands benefiting from significant advertising support and acknowledged innovation capacity.

Net Sales

For the six months ended June 30, 2004, Groupe Danone’s consolidated net sales amounted to € 6,995 million, showing a 5.6% increase compared to the six months ended June 30, 2003.

This 5.6% increase included an increase of 8.8% at constant exchange rates and scope of consolidation, a 0.7% decrease arising from the effect of changes in the scope of consolidation, and a 2.5% negative foreign currency translation impact.

Changes in the scope of consolidation mainly come from the deconsolidation of the Group’s HOD business in the United States in November 2003, partly offset by the first consolidation in 2004 of Tikvesli and Hayat in Turkey and Stonyfield in the United States.

The foreign currency translation impact is linked to the decrease in US dollar, Chinese yuan and Mexican peso versus the euro.

The growth in sales at constant exchange rates and scope of consolidation was mainly due to a positive volume effect (6.7%) and a positive value effect (2.1%).

Business Lines and Geographical Areas (at constant exchange rates and scope of consolidation)

Fresh Dairy Products Division showed a strong performance with a 11.2% rise in sales.

A significant 9.4% increase in sales was also achieved in the Beverages Division.

Sales increased by 3.7% in the Biscuits Division.

Sales from Other Food businesses grew by 3.2%.

At constant exchange rates and scope of consolidation, Europe reported a 5.9% growth in sales, Asia reported a 13.8% growth in sales and the Rest of the World grew by 17.4%.

Operating Income

Groupe Danone’s operating income increased by 9.7% compared to the first half of 2003, reaching € 863 million.

Groupe Danone’s operating margin was up 46 basis points, from 11.9% in the first half of 2003 to 12.3% in the first half of 2004.

This performance was achieved despite increased raw material costs, mainly PET in Asia, and the fall in US dollar, Japanese yen and British pound, which negatively impacted our Beverages exports. The Themis project (the Group information system project) contributed approximately 20 basis points to the increase in operating margin.

Net Income

For the six months ended June 30, 2004, net income increased by 8.4% to € 437 million, compared to € 403 million in the first half of 2003.

The fully diluted earnings per share grew by 10.4% (€ 1.70 compared to € 1.54 in the first half of 2003).

Net income in the six months ended June 30, 2004 included the following exceptional items:

•	A € 100 million impairment charge related to the announced disposal of the Group’s Biscuits activities in the United Kingdom and Ireland;

•	A € 71 million earn-out related to the sale of BSN Glasspack.

Financing – Balance sheet

Free cash flow (1), which amounted to € 513 million excluding a € 94 million impact from the securitization program, grew by 7.1% in the first half of 2004 compared to the first half of 2003.

Capital expenditures amounted to € 211 million in the first half of 2004, representing 3.0% of net sales.

During the first half of 2004, the Group invested € 220 million in share buybacks and received € 9 million from the disposal of treasury shares (through stock options plans).

Net financial debt (2) increased from € 2,692 million as of December 31, 2003 to € 2,431 million as of June 30, 2004.

(1)	Free cash flow corresponds to cash flows from operating activities (€ 818 million) less capital expenditures (€ 211 million).
(2)	Net financial debt is defined as short-term debt and overdrafts, long-term debt and convertible bonds less cash and cash equivalents, marketable securities and, in 2004 and 2003, items amounting to respectively € 69 million and € 130 million reflected in other long-term assets and short-term loans.

Groupe Danone’s parent company unconsolidated financial information

Net income was € 212 million for the first half of 2004 compared to € 157 million for the first half of 2003.

Future Prospects

The performance for the first half of 2004 was in line with internal objectives and allowed Groupe Danone to confirm its 2004 financial targets. At constant exchange rates and scope of consolidation, the target for sales growth is expected to be in the upper part of the 5% to 7% range, operating margin is targeted to increase by approximately 40 basis points, and fully diluted earnings per share are targeted to increase by some 10%.

The above statements are forward-looking statements regarding Groupe Danone’s sales growth, operating margin and fully diluted earnings per share targets for 2004. Although Groupe Danone believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. In particular, these risks include, among other things, changes in economic trends and seasonality, pricing and availability of raw materials, increasing levels of competition in France and other international prepared food and beverage markets and the risks of actual or alleged contamination or deterioration of food products. For a detailed description of other important factors that could cause actual results to differ materially from the expectations of Groupe Danone or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Groupe Danone’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2004.

GROUPE DANONE

CONSOLIDATED STATEMENTS OF INCOME

	(in millions of euro)
	Six months ended		Year ended
	June 30, 2004	June 30, 2003	Dec 31, 2003
Net sales	6,995	6,622	13,131
Cost of goods sold	(3,217)	(3,036)	(5,983)
Selling expenses	(2,214)	(2,131)	(4,176)
General and administrative expenses	(501)	(468)	(977)
Research and development expenses	(64)	(66)	(130)
Other (expense) income	(136)	(134)	(261)

Operating income	863	787	1,604

Non-recurring items	(49)	(29)	(60)
Interest expense net	(41)	(41)	(70)

Income before provision for income taxes and minority interests	773	717	1,474
Provision for income taxes	(258)	(243)	(488)

Income before minority interests	515	474	986

Minority interests	(89)	(93)	(184)
Share in net income of equity method companies	11	22	37

Net income	437	403	839

PER SHARE INFORMATION

Diluted earnings per share (in euros)	1.70	1.54 *	3.23 *

Number of shares used in calculating diluted earnings per share	258,292,618	265,485,232 *	263,196,496 *

*	after the June 2004 two-for-one stock split.

GROUPE DANONE

CONSOLIDATED BALANCE SHEETS

	(In millions of euro)
	JUNE 30, 04	JUNE 30, 03	DEC 31, 03
ASSETS
Property, plant and equipment	6,824	6,880	6,630
Less: accumulated depreciation	(4,096)	(3,991)	(3,896)

	2,728	2,889	2,734

Brand names	1,287	1,243	1,274
Other intangible assets (net)	246	246	249
Goodwill (net)	2,044	2,766	2,143

	3,577	4,255	3,666

Investments accounted for under the equity method	2,494	1,055	2,073
Investments in non-consolidated companies	257	1,133	766
Long-term loans	324	417	457
Other long-term assets	293	315	286

	3,368	2,920	3,582

Non-current assets	9,673	10,064	9,982

Inventories	628	619	571
Trade accounts and notes receivable	1,049	962	798
Other accounts receivable and prepaid expenses	656	925	648
Short-term loans	33	88	92
Marketable securities	1,131	2,514	1,763
Cash and cash equivalents	488	478	451

Current assets	3,985	5,586	4,323

Total assets	13,658	15,650	14,305

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value €0.5 per share)	134	138	135
Additional paid-in capital	217	681	336
Retained earnings	7,247	6,681	7,113
Cumulative translation adjustments	(1,823)	(1,680)	(1,914)
Treasury stock	(900)	(1,120)	(846)

Stockholders’ equity	4,875	4,700	4,824

Minority interests	639	665	704
Convertible bonds	624	625	624
Long-term debt	2,868	3,771	3,547
Retirement indemnities, pensions and post-retirement healthcare benefits	268	280	259
Provisions and other long-term liabilities	322	400	361

Stockholders’ equity and non-current liabilities	9,596	10,441	10,319

Trade accounts and notes payable	1,737	1,597	1,586
Accrued expenses and other current liabilities	1,698	1,853	1,535
Short-term debt and bank overdrafts	627	1,759	865

Current liabilities	4,062	5,209	3,986

Total liabilities and stockholders’ equity	13,658	15,650	14,305

GROUPE DANONE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of euro)
	Six months ended		Year ended
	June 30, 2004	June 30, 2003	Dec. 31, 2003
Net income	437	403	839
Minority interests in net income of consolidated subsidiaries	89	93	184
Share in net income of equity method companies	(11)	(22)	(37)
Depreciation and amortization	279	301	599
Other	12	(87)	(125)

Cash flows provided by operations	806	688	1,460
(Increase) decrease in inventories	(45)	(44)	(15)
(Increase) decrease in trade accounts and other accounts receivable	(329)	(118)	37
(Increase) decrease in trade accounts and other accounts payable	152	222	155
Changes in other working capital items	234	20	16

Net change in current working capital	12	80	193

Cash flows provided by operating activities	818	768	1,653

Capital expenditures	(211)	(241)	(543)
Purchase of businesses and other investments	(42)	(799)	(1,088)
Proceeds from the sale of businesses and other investments	209	99	216
(Increase) decrease in long-term loans and other assets	118	(83)	(27)

Cash flows (used in) provided by investing activities	74	(1,024)	(1,442)

Increase in capital and additional paid-in capital	43	32	32
Purchases of treasury stock	(211)	(294)	(368)
Dividends	(442)	(418)	(432)
Increase (decrease) in long-term debt	(546)	835	603
Increase (decrease) in short-term debt	(367)	(234)	(1,122)
Increase (decrease) in marketable securities	636	284	1,032
Miscellaneous	15	(12)	—

Cash flows (used in) provided by financing activities	(872)	193	(255)

Effect of exchange rate changes on cash and cash equivalents	17	(27)	(73)

Increase (decrease) in cash and cash equivalents	37	(90)	(117)

Cash and cash equivalents at beginning of year	451	568	568

Cash and cash equivalents at year end / or end of June	488	478	451

Notes to the unaudited interim condensed financial statements

1.	Accounting principles

The interim financial statements have been prepared in accordance with the accounting principles described in the 2003 annual report and in conformity with the regulations CRC 99-02 relating to consolidated financial statements and CRC 99-01 relating to interim financial statements.

2.	Scope of consolidation

The following changes in the scope of consolidation had an impact on the comparability of results for the periods ending June 30, 2003 and June 30, 2004, respectively:

•	First-time consolidation of companies that were accounted for under the equity method until December 31, 2003: Tikvesli and Hayat (Dairy Products and Beverages in Turkey) and Stonyfield (Dairy Products in USA).

•	Companies that are accounted for under the equity method:

•	The following HOD businesses in the Beverages Division have been accounted for under the equity method since the second half of 2003: DS Waters LP (the entity to which the Group brought its HOD activities of Danone Waters of North America on November 7, 2003) and Danone Springs of Eden BV.

•	Since April 1, 2004: Yakult (Dairy Products in Japan).

3.	Non-recurring items

Non-recurring items for the first half of 2004 comprised:

•	a € 100 million impairment charge related to the publicly announced disposal of the Group’s biscuits activities in the United Kingdom and Ireland,

•	a € 71 million earn-out related to the sale of BSN Glasspack.

The remaining costs mainly corresponded to restructuring and integration costs in the amount of €20 million.

Non-recurring items for the first half of 2003 only included restructuring costs in relation to the Biscuits Division, for an amount of € 29 million.

4.	Purchase of businesses and other investments, proceeds from the sale of businesses and other investments, changes in long-term loans and other assets

During the first half of 2004:

•	Purchases of businesses and other investments mainly comprised the acquisition of the HOD activities in Mexico, Biscuits in Russia and the purchase of minority interests in Zywiec Zdroj (Poland),

•	Proceeds from the sale of businesses and other investments mostly included the earn-out from the sale of BSN Glasspack and the cash received in consideration of the disposal of investments in National Foods and Scottish & Newcastle,

•	The line “(Increase) decrease in long-term loans and other assets” mainly included the reimbursement of the long-term loan granted to the holding companies that acquired BSN Glasspack

5.	Intangible assets

The net book value of goodwill and other intangible assets, of consolidated companies and companies accounted for under equity method, is reviewed annually and when certain events or circumstances indicate that the value may be impaired. These events or circumstances are linked to significant, unfavorable and durable changes that have an impact on the economic environment, the assumptions or targets set at the time of acquisition. The level at which the Group estimates the recoverable value of goodwill and other intangible assets mainly depends on the nature of the business and of the market characteristics of each business division.

The net book value that is tested for impairment also includes the long-term operating assets and working capital requirement. An amortization or an impairment charge is recorded when the recoverable value of the assets is lower than its net book value.

The recoverable value is defined as the market value, if a disposal is planned, or the value in use. Value in use is determined based on the expected future cash flows after taxes that are derived from the subsidiaries and affiliates’ medium-term business plans set out by management for a period of five years.

These flows are extrapolated by applying a perpetual growth rate that is specific to the activity and the geographical region. Cash flows are then discounted using the weighted cost of capital that is specific to each geographical area.

By their nature, it is possible that actual results differ from forecasts. The recoverable value is highly sensitive to a change in assumptions. For example, a 1% increase in the discount rate would reduce by some 25% the recoverable value of the assets that were reviewed as of June 30, 2004.

The following discount rates and perpetual growth rates were applied to the expected cash flows resulting from the economic assumptions and forecasted operating conditions expected by the Group for the assets reviewed as of June 30, 2004 :

Business division	Discount rates	Perpetual growth
Biscuits in Europe	5.5% - 16.9%	1%
HOD in USA and Europe	7% - 7.5%	1.5% - 3.5%

In accordance with the Group policy, those recoverable values will be reviewed at year-end taking into account the change in the medium-term business plans and in the above mentioned parameters, in order to determine whether a reduction in the net book value of the related assets is necessary.

As of June 30, 2004, a non-recurring € 100 million impairment charge was recorded in relation to the assets of the biscuit activities in the United Kingdom and Ireland that are in the process of being disposed.

6.	Goodwill amortization

Goodwill amortization amounted to € 46 million in the six months ended June 30, 2004 (€ 49 million in the six months ended June 30, 2003), of which € 36 million is reflected in the caption “other (expense) income” (€ 43 million in the six months ended June 30, 2003) and € 10 million under the caption “share in net income of equity method companies” (€ 6 million in the six months ended June 30, 2003).

7.	Stockholders’ equity

	Number of shares					In millions of euro
	Issued	Excluding treasury stock	Capital stock	Additional paid- in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Stockholder’s equity attributable to the Group
Balance at December 31, 2003 *	269,950,986	253,137,534	135	336	7,113	(1,914)	(846)	4,824
Capital stock issues	708,994	708,994		38				38
Net income for the six months ended June 30, 2004					437			437
Dividends paid					(307)			(307)
Translation adjustments					3	91		94
Change in treasury stock	(2,600,000)	(3,112,524)	(1)	(157)	1		(54)	(211)
Balance at June 30, 2004	268,059,980	250,734,004	134	217	7,247	(1,823)	(900)	4,875

*	Number of share recomputed to reflect the two-for-one stock split in June 2004.

Negative translation adjustments relating to the “Euro zone” currencies amounted to € 221 million as of June 30, 2004.

As of June 30, 2004, treasury stock held by the Group amounted to 17,325,976 shares, representing 6.5 % of issued capital.

8.	Securitization

In July 2001, the Group entered into a securitization program that was implemented in the Group’s major operating companies. As of June 30, 2004 trade receivables sold amounted to € 761 million net of a € 91 million deposit. Expenses related to this securitization program are accounted for as financial expenses.

9.	Subsequent events

On July 23, 2004, the Group entered into an agreement to sell to United Biscuits its biscuits business in the United Kingdom (Jacob’s) and Ireland (Irish Biscuits). This transaction is subject in particular to acceptance by local anti-trust authorities. In addition, this agreement provides for the possible sale of Danone’s Irish business to another party over a period of several weeks prior to final disposal. Using this option, on August 3, 2004 the Group finalized the sale to Fruitfield Foods Ltd of its biscuit operations in the Republic of Ireland.

10.	Contingencies

•	Commitments relating to investments in subsidiaries:

As part of the creation of the company the Danone Springs of Eden BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008.

As part of the creation of the joint venture DS Waters LP, Suntory has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor (€ 246 million) and a cap (€ 555 million).

Finally, the Group is committed to acquiring the minority shareholdings owned by third parties in some of its less than 100% owned subsidiaries, should these third parties wish to exercise their put options. The exercise prices of these put options are usually based on the profitability and the financial position of the subsidiary as of the exercise date.

As of December 31, 2003 those commitments were valued at a total of some € 3 billion. They are reviewed annually on the basis of the actual financial statements of the related subsidiaries.

•	Guarantees and pledges

The Group has granted warranties to Scottish & Newcastle as part of the disposal of its European beer activities. Following the European Commission’s investigation of alleged anti-competitive practices in the beer market of several European countries, the Company and Brasseries Kronenbourg received a statement of objections (“communication de griefs”) in February 2004. This statement addresses an isolated infringement that had no impact on the market. Consequently, the Company believes that such statement of objections should not have any material impact on its financial condition or results of operations.

11.	Segment information

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other food businesses	Total Divisions
	As of and for the six months ended June 30, 2004
Net divisional sales	3,483	1,822	1,537	163	7,005
Sales within the Group	(9)	—	(1)	—	(10)
Net sales outside the Group	3,474	1,822	1,536	163	6,995
Operating income	479	281	135	29	924
Investments accounted for under the equity method	822	1,522	150	—	2,494
Net earnings of equity method companies	12	(9)	8	—	11
Capital expenditures	94	77	31	1	203
Depreciation and amortization expense	98	97	69	5	269
Cash flows provided by operations	403	289	129	25	846
Total assets	3,927	4,580	3,469	354	12,330

	Total Divisions		Unallocated items		Total Group
Operating income	924		(61)		863
Investments accounted for under the equity method	2,494		—		2,494
Net earnings of equity method companies	11		—		11
Capital expenditures	203		8		211
Depreciation and amortization expense	269		10		279
Cash flows provided by operations	846		(40)		806
Total assets	12,330		1,328		13,658

(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Other food businesses	Total Divisions
	As of and for the six months ended June 30, 2003
Net divisional sales	3,112	1,865	1,497	158	6,632
Sales within the Group	(10)	—	—	—	(10)
Net sales outside the Group	3,102	1,865	1,497	158	6,622
Operating income	424	270	124	26	844
Net earnings of equity method companies	6	9	7		22
Capital expenditures	66	107	59	2	234
Depreciation and amortization expense	110	117	73	6	306
Cash flows provided by operations	372	295	98	24	789
Total assets	3,767	3,745	3,799	345	11,656

	Total Divisions		Unallocated items		Total Group
Operating income	844		(57)		787
Net earnings of equity method companies	22		—		22
Capital expenditures	234		7		241
Depreciation and amortization expense	306		8		314
Cash flows provided by operations	789		(101)		688
Total assets	11,656		3,994		15,650

12.	Geographical area information

(In million of euros)	Europe	Asia	Rest of the World	Total	Europe	Asia	Rest of the World	Total
	As of and for the six months ended
	June 30, 2004				June 30, 2003
Net sales outside the Group	4,754	1,099	1,142	6,995	4,431	1,019	1,172	6,622
Operating income	653	158	113	924	609	139	96	844
Net earnings of equity method companies	14	5	(8)	11	15	2	5	22
Capital expenditures	111	50	42	203	118	71	45	234
Cash flows provided by operations	602	160	84	846	537	141	111	789

Total assets	8,183	2,022	2,125	12,330	8,037	1,602	2,017	11,656

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 1, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer